FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February, 2012

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 30, 2012, Euro Tech Holdings Company Limited (the “Company”) filed a Notice of Amendment of Memorandum with the Registrar of Corporate Affairs in the British Virgin Islands to amend the Company’s Articles of Association to provide for cash payments for fractional shares as a result of stock split or reverse stock split and the determination of the fair market value of such fractional shares.

On January 30, 2012, the Company’s board of directors approved the amendment of the Company’s Articles of Association.

Financial Statements and Exhibits.

(d) Exhibits.

3.1 Notice of Amendment of Memorandum, dated January 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

	By:	/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

February 6, 2012